UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Carl Marks Securities LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, 33rd Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Speer   212-909-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP

(Name – *if individual, state last, first, middle name*)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Robert Speer, CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carl Marks Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert A. Speer
Signature

SS: N.Y.

CFO
Title

James F Hickey 12/31/20
Notary Public

JAMES F. HICKEY
Notary Public, State of New York
Registration #01HI6340819
Qualified In Queens County
Commission Expires April 25, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL MARKS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

CARL MARKS SECURITIES LLC

Contents

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Carl Marks Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carl Marks Securities LLC (the "Company"), a wholly-owned subsidiary of Carl Marks Advisory Group LLC, as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
February 23, 2021



CARL MARKS SECURITIES LLC

Statement of Financial Condition
December 31, 2020

  ASSETS

Cash	$ 203,384
Advisory fee receivable	110,000
Other assets	40,868
Total assets	$ 354,252

LIABILITIES AND MEMBER'S EQUITY

Deferred revenue	$ 100,000
Accrued expenses and other liabilities	51,874
Total liabilities	151,874
Member's equity	202,378
Total liabilities and member's equity	$ 354,252

CARL MARKS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2020

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Carl Marks Securities LLC (the "Company"), a wholly-owned subsidiary of Carl Marks Advisory Group LLC (the "Parent") and a New York limited liability company, was formed on May 26, 2006. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company commenced its broker-dealer operations on October 12, 2007 and shall continue unless terminated in accordance with its operating agreement. The Company is engaged in providing advisory services involving private placement and mergers and acquisitions for its clients. It is intended that all offerings will be exempt from registration under the provisions of either Regulation D or Rule 144A. The Company does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Basis of Presentation:

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America.

[2]   Cash:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits.

[3]   Advisory Fees:

The Company provides advisory services on mergers and acquisitions and private placement of securities. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue. As of December 31, 2020, the Company has deferred $100,000 in revenue related to contracts that have not been completely fulfilled.

[4]   Income Taxes:

As a single member LLC, the Company is considered a disregarded entity for federal, state and local income tax purposes and is not required to pay income taxes on income or gains. As such, its income and losses are reported on the Parent's tax return.

The Company has not recognized in this financial statement any interest or penalties related to income taxes and has no unrecognized tax benefits.

CARL MARKS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2020

[5]   Use of Estimates:

Preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

[6]   Fair Value of Financial Instruments:

The Company carries its financial instruments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels: Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 – inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available; Level 3 – unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability. The Company's cash is considered a level 1 asset. Certain other financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include accrued expenses and other liabilities and are classified as level 2. The Company's non-cash advisory fee receivable is classified as a level 3 asset (see note D).

[7]   Recent Accounting Pronouncements:

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. Effective January 1, 2020, the Company's adoption of ASU 2016-13 did not have any impact on the financial statement.

NOTE C – RELATED PARTY TRANSACTIONS

The Company entered into a service agreement with the Parent in which the Company agreed to reimburse the Parent for certain general and administrative costs incurred on the Company's behalf.

In addition, direct costs, which consist of employees' compensation and benefits, are allocated to the Company based upon actual time spent by the Parent's personnel on the Company's business.

At December 31, 2020, $39,779 is included in accrued expenses and other liabilities for amounts owed to the Parent for direct costs and overhead reimbursements.

The Company's statement of financial condition may not necessarily be indicative of the Company's financial condition had the Company operated as an unaffiliated entity of the Parent.

NOTE D – ADVISORY FEE RECEIVABLE

For services rendered pursuant to a financial advisory and placement agency agreement with Klicktrack Inc. ("Klicktrack") in 2020, the Company is entitled to receive 138,688 shares of Series Seed Preferred Stock certificates which have yet to be issued and received as of December 31, 2020. The value of the

CARL MARKS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2020

shares is estimated based on the market approach using the transaction price per share of the most recent offering to new investors. The Company's receivable from Klicktrack is classified as a level 3 asset and is valued at $110,000.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company's net capital of $51,510 exceeded required minimum net capital of $10,125 by $41,385 and the ratio of aggregate indebtedness to net capital was 2.95 to 1.

NOTE F – CLIENT REFERRAL AGREEMENT

The Company has a client referral agreement with Morgan Stanley Smith Barney LLC ("MSSB"). The Company is required to pay MSSB 20% of net cash placement fees, net advisory success, transactions, closing, retainer, or other cash or non-cash fees received by the Company in connection with any completed transaction for a referred party from MSSB. In 2020, the Company did not incur a referral fee to MSSB as there were no completed transactions.

NOTE G – RISK

The extent of the impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period of time, the Company's financial condition may be materially adversely affected.

NOTE H – SUBSEQUENT EVENT

Subsequent to December 31, 2020 and through February 23, 2021, there was a capital contribution of $100,000 which is not reflected in the statement of financial condition.